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                                                               EXHIBIT 11

                        COMPUTATION OF PER SHARE EARNINGS
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                                   1997           1996            1995
                                   ----           ----            ----


Net Income ($000)                 $81,070        $85,308       $451,073

Weighted Average Common
  Shares Outstanding           69,439,150     69,220,157     69,940,397


Basic Earnings Per Share            $1.17          $1.23          $6.45

Weighted Average Common
  Shares Outstanding
  Including Common Stock

  Equivalents - Diluted          69,930,442     69,605,536     70,569,537
  Basis


Diluted Earnings Per Share            $1.16          $1.23          $6.39
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